RELIANCE
Anil Dhirubhai Ambani Group

RECEIVED
2006 OCT 25 A 9:40

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in



06017852

18th October, 2006

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs,

Sub : Unaudited Financial Results for the quarter ended 30th September, 2006

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose a copy of the Unaudited Financial Results for the quarter ended 30th September, 2006, which were approved by the Board of Directors at their meeting held on 18th October, 2006.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

Kindly inform your members accordingly.

Yours faithfully
For **Reliance Natural Resources Limited**



Ashish S Karyekar
Dy. Company Secretary



Encl: As above

RELIANCE
Anil Dhirubhai Ambani Group

RELIANCE NATURAL RESOURCES LIMITED

Reliance - Anil Dhirubhai Ambani Group

(formerly known as Global Fuel Management Services Limited)

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

Unaudited Financial Results for the quarter ended 30th September, 2006

(Rs.in Lakhs)

Sr.No.	Particulars	Quarter ended	Nine Months ended	Nine Months ended
		30th September, 2006	30th September, 2006	31st December, 2005 Audited
1	Income from operations	1,246.29	2,643.12	-
2	Other Income	1,111.97	2,518.30	0.09
		2,358.26	5,161.42	0.09
3	Cost of operations	881.69	1,900.29	-
4	Staff Cost	23.89	87.23	-
5	Other Expenses	199.54	621.58	39.78
6	Depreciation	212.74	691.89	398.92
7	Profit / (Loss) before Tax	1,040.40	1,860.43	(438.61)
8	Provision for -			
	Income Tax	342.62	530.68	-
	Fringe Benefit Tax	3.25	22.86	-
	Deferred Tax Liabilities/(Assets)	-	101.36	(147.66)
9	Net Profit / (Loss) for the period	694.53	1,205.53	(290.95)
10	Paid up Equity Share Capital (Face Value Rs.5/- per Share)	67,156.52	67,156.52	5.00
11	Reserves			-
12	Earnings per share (On Net Profit/Loss)(* not annualised)			
	- Basic (Rs.)	0.05*	0.09*	-437.22*
	- Diluted (Rs.)	0.05*	0.09*	-437.22*
13	Aggregate of Non-Promoter Share Holding -			
	- No.of Shares	737,521,880	737,521,880	Nil
	- Percentage of Shareholding	54.91	54.91	Nil

Notes:

1. The Company acquired the business on demerger of Reliance Industries Limited on 27th January, 2006 and therefore comparative figures are not given for the previous quarter and nine months.

2. The Company operates in only one segment, namely, Fuel Handling. Hence, no separate Segment Report is prepared.

3. The statutory auditors of the Company have carried out the "Limited Review" of the results for the quarter ended 30th September, 2006 as per the listing agreements entered into with the stock exchanges in India.

4. The Company has issued 4.928% FCCBs aggregating US Dollars 300 million on October 16, 2006. The FCCBs have a maturity period of 5 years and 1 day and are not listed. The FCCBs, if fully converted into equity shares, will result in increasing the capital of the Company from 1,34,31,30,422 equity shares of Rs.5 each to 1,86,94,57,345 shares.

5. The Company, during the quarter ended 30th September, 2006, received 56 investor complaints and they were resolved. No complaints were pending at the end of the quarter.

6. After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their Meeting held on 18th October, 2006.

7. Figures of the previous period/year have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Place: Mumbai
Date: 18th October, 2006

Anil D.Ambani
Chairman